P.E. 6/28/02

02050068

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE, 2002

GULF INDONESIA RESOURCES LIMITED

(Exact name of Registrant as specified in its charter)
COMMISSION FILE NUMBER 1-14698

NEW BRUNSWICK, CANADA
(State or other jurisdiction of incorporation or organization)

20TH-24TH Floor, Wisma 46 - Kota BNI, Jalan Jenderal Sudirman Kavling 1, Jakarta, Indonesia 10220
(Address of principal executive offices)

Registrant's telephone number, including area code: (62-21) 574-2120

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F ✓

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GULF INDONESIA RESOURCES LIMITED
(Registrant)

By: *[signature]*
Alan P. Scott, Corporate Secretary

Date: August 1, 2002
Total number of sequential pages - 22
Exhibit Index appears on page 2

GULF INDONESIA RESOURCES LIMITED
FORM 6-K FOR THREE MONTHS ENDED JUNE, 2002

1. **Exhibit Index**

GULF INDONESIA RESOURCES LIMITED

INTERIM REPORT 2 - FOR THE SIX MONTHS ENDED JUNE 30, 2002

(All dollar amounts in this report are United States dollars)

In the second quarter of 2002, Gulf Indonesia exceeded its sales volume for the previous period but was unable to match profitability due to lower energy prices. The achievements of the quarter included:

- Cash generated from operations for second quarter 2002 of $27 million, or $0.30 per share, and earnings of $10 million, or $0.12 per share.
- A net cash surplus of US$111 million at June 30, up from US$93 million at March 31.
- The signing of a Memorandum of Understanding for the supply of up to 50 mmcf/d of south Sumatra gas to the island of Batam in Indonesia.
- Continued progress on the Caltex II and the Sumatra Gas to Singapore gas development projects. These projects remain scheduled for start-up during late 2002 and late 2003 respectively.

During the quarter, Conoco Canada Resources Limited (Conoco Canada) made a cash tender offer of US$13.25 per common share for all of the shares in Gulf Indonesia that it does not own.

The second quarter and first half results are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	**2002**	2001
CASH GENERATED FROM OPERATIONS				
Millions of dollars	**27**	38	**59**	75
Per share	**0.30**	0.44	**0.67**	0.86
EARNINGS				
Millions of dollars	**10**	18	**20**	27
Per share	**0.12**	0.21	**0.23**	0.31
VOLUMES *(gross sales)*				
Thousands of barrels of oil equivalent per day [(1)]	**40.1**	39.3	**40.8**	40.5
PRICES *(average)*				
Dollars per barrel of oil equivalent [(1)]	**22.38**	24.05	**19.30**	22.64
OPERATING COSTS *(average)*				
Dollars per barrel of oil equivalent [(1)]	**2.66**	2.14	**2.25**	2.00

(1) Natural gas converted at 6:1

Cash generated from operations for the second quarter was $27 million or $0.30 per share compared to $38 million or $0.44 per share for the second quarter of 2001, as the impact of lower energy prices and higher operating costs more than offset higher sales volumes.

Earnings for the second quarter of 2002 were $10 million or $0.12 per share compared to $18 million or $0.21 per share for the same period in 2001. This was principally driven by lower cash generation and higher exploration expense offset by reduced charges associated with future income tax expense.

PRODUCTION & DEVELOPMENT ACTIVITIES

Onshore Gas

Corridor Gas Project

Natural gas sales from the Corridor Gas Project to PT Caltex Pacific Indonesia (Caltex) averaged 132 mmcf/d in the second quarter of 2002, approximately 13% below take-or-pay quantity. This compared to sales of 134 mmcf/d in the second quarter of 2001 and 153 mmcf/d in the first quarter of 2002.

Gulf Indonesia is unable to predict, at this time, with certainty the level of future takes by Caltex under its long-term agreement.

Caltex II

Construction of Phase 1 of the Suban field facilities continued in the second quarter. The Suban field is scheduled to commence production in late 2002 to be available to supply gas for the Caltex II sales contract.

Sumatra Gas to Singapore

During the quarter, five development wells in the Teluk Rendah and Geger Kalong gas fields in the South Jambi B block were tested and completed as gas development wells. These fields are targeted to supply gas from the South Jambi B block to the Sumatra Gas to Singapore contract, commencing in late 2003.

Onshore Oil

Gulf Indonesia's share of onshore crude oil and condensate volumes for the second quarter of 2002 was 11,500 b/d, compared to 12,800 b/d in the same period last year. The 10 percent decrease in sales is principally a reflection of natural reservoir decline.

Offshore Oil and Gas

Natuna Sea

Gulf Indonesia's share of offshore gas volumes for the second quarter of 2002 averaged 20 mmcf/d, compared to 9 mmcf/d during the second quarter of 2001. This sales rate was substantially above historical and budgeted rates and was largely attributable to Gulf Indonesia's ability to provide substitution gas for a participant in the West Natuna gas project.

Sales of offshore crude oil and condensate for the second quarter of 2002 averaged 3,000 b/d, compared to 2,600 b/d in the same period last year. This net increase was driven by a decrease in the inventory build rate from 700 barrels per day in the second quarter of 2001 to nil in the second quarter of 2002 and contributions from condensate sales from the gas produced for the West Natuna Gas Project. These effects were offset by natural reservoir decline in the mature Kakap block oil fields.

East Java

In the Pangkah block, a field development plan for the Ujung Pangkah field was submitted by the operator to the Government of Indonesia. Gulf Indonesia holds a non-operated 22 percent interest in the Pangkah block.

GAS MARKETING ACTIVITIES

South Sumatra

On April 17, Gulf Indonesia, Pertamina, the state oil and gas company of Indonesia, and PGN, the Indonesian state gas distribution and transmission company, announced the signing of a Memorandum of Understanding (MOU) for the sale of gas from south Sumatra to PGN for the eventual sale to end-users on the island of Batam. Negotiations have now commenced on the full gas sales agreement with PGN.

Under the MOU, up to 50 mmcf/d of natural gas would be supplied from the Corridor PSC operated by Gulf Indonesia. PGN will seek to market the gas to various industrial and commercial consumers, the state power company and residential consumers on the island of Batam.

Gulf Indonesia continued to actively pursue marketing opportunities for new gas supply to domestic customers in West Java and Sumatra in Indonesia, as well as export sales to Malaysia and to Singapore.

East Java

Discussions for the sale of gas from the Ujung Pangkah gas field in East Java were ongoing during the quarter. This project envisages the supply of gas to the East Java market where a significant supply shortfall is anticipated to emerge over the next three years.

EXPLORATION & DELINEATION ACTIVITIES

Onshore Gas — South Sumatra

A plan of development for the Suban gas field was completed and submitted to the Government of Indonesia for review.

Site preparation for the Suban-8 appraisal well was completed. Suban-8 and Suban-9 are scheduled to be drilled concurrently during the 4th quarter of 2002, to determine the extent of Suban gas reserves. These wells had been delayed due to difficulties in mobilizing suitable drilling rigs.

Also in south Sumatra, a 510 kilometre 2D seismic survey was completed in the Sakakemang block. Following this survey, the seismic crew will move to the Corridor block to complete a 134 kilometre 2D seismic survey. The objective of these surveys is to increase the inventory of gas prospects in the company's south Sumatra acreage.

In the South Jambi B block, the Teluk Rendah-2 and Teluk Rendah-4 wells tested gas at stabilized rates of 10 and 12 mmcf/d respectively through a ½-inch choke. Teluk Rendah-5 was perforated but failed to flow gas. The Geger Kalong-3 and Geger Kalong-4 wells were tested and completed as gas development wells.

The SE Mengoepeh-1 gas discovery in the Tungkal block tested gas at a rate of 8 mmcf/d through a 5/8-inch choke, confirming the presence of a small gas resource. Development options for this discovery are presently being pursued.

Onshore Oil — South Sumatra

In the Tungkal PSC, the Mengoepeh-7 appraisal well tested oil and gas at rates of 900 b/d and 3 mmcf/d respectively through a 7/8-inch choke. A development plan for the field is now being finalized.

Offshore Oil and Gas — East Java

Processing of the Ketapang 3D seismic survey continued during the quarter and is expected to be completed by the 4th quarter of 2002. A new drilling campaign in the Ketapang block is expected to commence during the 2nd quarter of 2003.

In the Pangkah block, a new seismic acquisition program commenced on June 30.

CONOCO CANADA RESOURCES LIMITED TENDER OFFER FOR GULF INDONESIA SHARES

On May 28, Conoco Canada and Gulf Indonesia announced a proposal for Conoco Canada to acquire all Gulf Indonesia shares not presently owned by Conoco Canada via an all-cash tender offer. The offer price is US$13.25 per common share and expires at 6:00pm New York time on July 19, 2002.

The tender offer was subsequently approved by Gulf Indonesia's Board of Directors who have recommended that Gulf Indonesia's shareholders accept the offer.

Conoco Canada currently owns approximately 72% of the outstanding common shares of Gulf Indonesia. Conoco Canada is an indirect subsidiary of Conoco Inc. (NYSE:COC).

OUTLOOK

In October 1998, Gulf Indonesia commenced deliveries of natural gas under a long-term agreement to the Duri Steamflood operated by Caltex. During the first two years of this agreement, gas takes by Caltex were above the take-or-pay levels specified in the agreement. In 2001, gas takes by Caltex fell below the contracted take-or-pay quantities, with Gulf Indonesia's share of gas sales averaging 137 mmcf/d for the first three quarters of 2001 (approximately seven per cent below the take-or-pay quantity). When sales fall below take-or-pay quantities, Gulf Indonesia receives, as payment, oil volumes equivalent to the take-or-pay quantities of gas, and is to deliver the make-up gas when the requirements of Caltex increase to above take-or-pay levels. In September 2001, Caltex increased its gas takes significantly and sales averaged 149 mmcf/d for the fourth quarter of 2001. This trend continued into the first quarter of 2002 with sales averaging 153 mmcf/d. However for the second quarter of 2002, gas takes by Caltex declined substantially, with Gulf Indonesia's share of gas sales averaging 132 mmcf/d (approximately 13 per cent below the take-or-pay quantity).

In December 2000, Gulf Indonesia and Pertamina signed agreements for additional gas deliveries to the Duri Steamflood. Gas for this contract is to be supplied primarily from the Suban field where construction of the field facilities is scheduled to be completed in late 2002.

Gulf Indonesia is unable to predict, at this time, with certainty the level of future takes by Caltex under these long-term agreements.

Gulf Indonesia Resources Limited

The company continues to pursue exploration and development opportunities in its south Sumatra and East Java core areas. At present, these activities are focused on bringing the Caltex II and Sumatra Gas to Singapore projects on line, delineation of the Suban gas field and interpretation of seismic surveys that have been undertaken in East Java and South Sumatra.

The company's financial position has continued to strengthen, thereby providing improved opportunities to pursue development and acquisition opportunities.

On behalf of the Board of Directors and the employees of Gulf Indonesia,

Paul C. Warwick
President and Chief Executive Officer
July 18, 2002

Investors are strongly advised to read the tender offer documents filed with the U.S. Securities and Exchange Commission (SEC) because they contain important information. You may obtain a free copy of these documents and other documents filed by Conoco, Conoco Canada and Gulf Indonesia at the SEC's web site at http://www.sec.gov. Documents filed by Conoco and Conoco Canada may be obtained for free by directing such requests to Conoco Investor Relations at 600 N. Dairy Ashford, Houston, Texas, 77079. Documents filed by Gulf Indonesia may be obtained for free by directing such requests to Gulf Indonesia Investor Relations at 21st Floor, Wisma 46 - Kota BNI Jalan Jenderal Sudirman Kavling 1 Jakarta, Indonesia 10220.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS
OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

Gulf Indonesia Resources Limited

FINANCIAL REVIEW

CASH GENERATED FROM OPERATIONS AND EARNINGS

Total Company

	Three months ended June 30,				Six months ended June 30,			
	2002		2001		2002		2001	
	$million	$/boe	$million	$/boe	$million	$/boe	$million	$/boe
Gross oil and gas revenue	82	22.38	86	24.05	143	19.30	166	22.64
Government take	(16)	(4.34)	(15)	(4.34)	(25)	(3.43)	(31)	(4.26)
Net oil and gas revenue	66	18.04	71	19.71	118	15.87	135	18.38
Other revenue	1	0.11	1	0.34	1	0.10	2	0.36
Operating expense	(10)	(2.66)	(8)	(2.14)	(17)	(2.25)	(15)	(2.00)
Exploration expense	(5)	(1.53)	(1)	(0.41)	(8)	(1.12)	(12)	(1.73)
General and administration expense	(5)	(1.38)	(3)	(0.73)	(7)	(0.94)	(4)	(0.56)
Depreciation, depletion and amortization expense	(13)	(3.40)	(15)	(4.03)	(26)	(3.46)	(29)	(3.90)
Finance charges, net								
Cash interest charges, net	(1)	(0.11)	(2)	(0.40)	(1)	(0.09)	(3)	(0.43)
Amortization of debt placement costs	-	-	0	(0.13)	-	-	(1)	(0.15)
Income tax expense								
Current	(24)	(6.75)	(21)	(6.02)	(35)	(4.75)	(40)	(5.47)
Future	1	0.43	(4)	(0.95)	(5)	(0.64)	(6)	(0.82)
Earnings	10	2.75	18	5.24	20	2.72	27	3.68
Add back non-cash items	17	4.50	20	5.52	39	5.23	48	6.60
Cash generated from operations	27	7.25	38	10.76	59	7.95	75	10.28
WTI (US$/bbl)	26.25		27.96		23.95		28.34	
Gross volumes sold (mboe/d)	40.1		39.3		40.8		40.5	
Per share (dollars)								
Cash generated from operations	0.30		0.44		0.67		0.86	
Earnings	0.12		0.21		0.23		0.31	
Capital and exploration expenditures	20		23		41		49	
Net cash position (at June 30)	111		53		111		53	

Cash generated from operations for the first six months of 2002 totaled $59 million or $0.67 per share compared to $75 million or $0.86 per share for the first half of 2001. Second quarter cash generation was $27 million or $0.30 per share.

Earnings for the first half of 2002 were $20 million or $0.23 per share compared to $27 million or $0.31 per share for the same period in 2001. Second quarter earnings were $10 million, an $8 million decrease from the same period in 2001.

Gulf Indonesia Resources Limited

The company's first half and second quarter 2002 results varied from the first half and second quarter 2001 results due to the following:

- A 15 percent decrease in the benchmark West Texas Intermediate crude oil price for the first half and six percent decrease for the second quarter against the comparative periods in 2001.
- An increase in the second quarter exploration expense and a net decrease during the first half of 2002. The cost increases in the second quarter were mainly due to the 2D seismic acquisition in the Sakakemang Block and seismic data purchases in the new venture areas. During the first half of 2002, the cost increases in the second quarter were more than offset by the reduction in the exploration drilling activities during the first quarter. The comparative period of first half of 2001 was adversely affected by write off of the cost of three unsuccessful exploration wells in the first quarter of 2001.
- An increase in G&A expense which is primarily due to expenses incurred in conjunction with Conoco Canada's tender offer to purchase the shares in Gulf Indonesia that it does not own.
- A reduction of net finance charges related to the decision to pay out the Corridor loan facility in August 2001 and replace it with a standby credit facility from Conoco Canada.
- A decrease in unit depreciation, depletion and amortization charges due primarily to an increase in booked proved reserves effective year-end 2001.

The following table summarizes the impact of the above items on the company's reported results:

	Three months ended June 30,			Six months ended June 30,		
	Sales Volumes	Cash Generation	Earnings	Sales Volumes	Cash Generation	Earnings
	(mboe/d)	*($million)*	*($million)*	*(mboe/d)*	*($million)*	*($million)*
Period ended June 30, 2001	**39.3**	**38**	**18**	**40.5**	**75**	**27**
Reconciling items:						
Higher oil and gas sales volumes	0.8			0.3		
Lower realized oil and gas prices		(5)	(3)		(13)	(10)
Increased operating expenses		(2)	(1)		(2)	(1)
Increased G&A expenses		(2)	(2)		(2)	(2)
Elimination of net finance charges related to the Corridor Loan		1	1		2	2
Increased seismic surveys and seismic data purchase			(4)			(4)
Lower dry hole costs						8
Lower DD&A rates			1			2
Other / rounding		(3)			(1)	(2)
Period ended June 30, 2002	**40.1**	**27**	**10**	**40.8**	**59**	**20**

Onshore Natural Gas Operations

	Three months ended June 30,				Six months ended June 30,			
	2002		2001		2002		2001	
	$million	$/boe [1]	$million	$/boe [1]	$million	$/boe [1]	$million	$/boe [1]
Gross gas revenue								
Before pipeline tariff	**48**	**23.70**	53	25.57	**88**	**20.43**	101	23.95
Pipeline tariff	**(8)**	**(3.72)**	(8)	(3.72)	**(16)**	**(3.72)**	(16)	(3.72)
Government take	**(2)**	**(0.94)**	(3)	(1.24)	**(4)**	**(1.01)**	(5)	(1.17)
Net gas revenue	**38**	**19.04**	42	20.61	**68**	**15.70**	80	19.06
Operating expense	**(2)**	**(1.21)**	(2)	(0.93)	**(4)**	**(0.96)**	(3)	(0.76)
Depreciation, depletion and amortization expense	**(5)**	**(2.25)**	(5)	(2.53)	**(10)**	**(2.24)**	(11)	(2.54)
Finance charges, net								
Cash finance charges, net	**(1)**	**(0.34)**	(2)	(0.71)	**(1)**	**(0.16)**	(3)	(0.75)
Amortization of debt placement costs	**-**	**-**	0	(0.23)	**-**	**-**	(1)	(0.26)
Income tax expense								
Current	**(16)**	**(8.50)**	(16)	(7.99)	**(23)**	**(5.43)**	(31)	(7.34)
Future	**(2)**	**(0.30)**	(3)	(1.19)	**(8)**	**(1.76)**	(4)	(0.97)
Earnings	**12**	**6.44**	14	7.03	**22**	**5.15**	27	6.44
Add back non-cash items	**7**	**2.56**	8	3.95	**18**	**4.00**	16	3.77
Cash generated from operations	**19**	**9.00**	22	10.98	**40**	**9.15**	43	10.21
Gross volumes sold								
Mmcf/d	**132**		134		**142**		139	
Mboe/d	**22.0**		22.3		**23.7**		23.2	

[1] Natural gas converted at 6:1

Gross revenue, before pipeline tariffs, in the first six months of 2002 was $88 million compared to $101 million for the same period last year. The $13 million decrease was due to the combination of a two percent increase in sales volumes offset by a 15 percent reduction in realized prices. Gross revenue, before pipeline tariffs, in the second quarter of 2002 was $5 million lower than the second quarter of 2001 due to decreases in both sales volume (one and one half percent) and realized prices (seven percent).

Natural gas prices are dependent on crude oil prices as the company's contracted natural gas volumes are exchanged for Duri crude oil production on an energy equivalent basis. The decline in year-to-date realized prices compared to the respective period in 2001 of 15 percent reflected lower world oil prices.

Government take in the first half and second quarter of 2002 and 2001 was approximately five percent of gross revenue.

Operating expense on a per barrel of oil equivalent basis for the first half of 2002 was $0.96 per boe, and for the second quarter $1.21 per boe. The increase over the prior year comparatives is due to an increase in manpower and other operating activities.

The repayment of the outstanding balance on the Corridor Loan in the third quarter of 2001 resulted in the elimination of interest expense for 2002, compared to $3 million of interest expense in the first six months of 2001. The costs in 2002 reflect facility costs on the Conoco Canada credit facility. The amortization of debt placement costs has also been eliminated for 2002 with the repayment of the Loan.

Depreciation, depletion and amortization was $10 million or $2.24 per boe in 2002 compared to $11 million or $2.54 per boe in 2001. The lower depletion rates per boe in the first six months and the second quarter of 2002 reflect the benefit of significant low-cost reserve additions at year-end 2001.

Income tax expense (current and future) in the first half of 2002 was $31 million compared to $35 million for 2001, or approximately 58 percent of pre-tax earnings in 2002 compared to 57 percent in 2001.

Onshore Oil Operations

	Three months ended June 30,				Six months ended June 30,			
	2002		2001		2002		2001	
	$million	$/bbl	$million	$/bbl	$million	$/bbl	$million	$/bbl
Gross liquids revenue	**27**	**24.40**	31	27.04	**48**	**21.93**	62	25.69
Government take	**(9)**	**(8.14)**	(10)	(9.09)	**(16)**	**(7.24)**	(21)	(8.85)
Net liquids revenue	**18**	**16.26**	21	17.95	**32**	**14.69**	41	16.84
Operating expense	**(5)**	**(3.81)**	(4)	(3.39)	**(8)**	**(3.55)**	(8)	(3.27)
Depreciation, depletion and amortization expense	**(5)**	**(3.90)**	(6)	(4.49)	**(9)**	**(3.94)**	(11)	(4.45)
Income tax expense								
Current	**(4)**	**(4.02)**	(4)	(4.06)	**(6)**	**(3.02)**	(8)	(3.46)
Future	**(1)**	**(0.36)**	(3)	(1.93)	**(2)**	**(0.47)**	(5)	(1.84)
Earnings	**3**	**4.17**	4	4.08	**7**	**3.71**	9	3.82
Add back non-cash items	**6**	**4.26**	9	6.42	**11**	**4.40**	16	6.29
Cash generated from operations	**9**	**8.43**	13	10.50	**18**	**8.11**	25	10.11
Gross volumes sold (mb/d)	**11.8**		12.9		**12.0**		13.4	

Gross revenue for the first half of 2002 was $48 million compared to $62 million for the same period of 2001. The $14 million decrease was due to the combination of a ten percent decrease in sales volumes and a 15 percent reduction in realized prices. Gross revenue in the second quarter of 2002 was $4 million lower than the second quarter of 2001 due to decreases in both sales volume (nine percent) and realized prices (ten percent).

A 15 percent decline in year-to-date realized prices compared to the respective period in 2001 reflected lower world oil prices.

Government take averaged approximately 33 percent of gross revenue during the first half and second quarter of 2002, similar to 2001 levels.

Operating expense for the first half of 2002 was $3.55 per barrel compared to $3.27 per barrel in 2001. Second quarter operating expense was $3.81 per barrel, a $0.42 per barrel increase from the second quarter of 2001. Both periods reflect the impact of fixed costs and lower production.

Depreciation, depletion and amortization to date was $9 million or $3.94 per barrel compared to $11 million or $4.45 per barrel in 2001. The $0.51 per barrel improvement in the 2002 depletion rates reflects additional reserves plus a reassessment of future development costs.

Income tax expense (current and future) in the first half of 2002 was $8 million compared to $13 million for 2001, or approximately 53 percent of pre-tax earnings in 2002 compared to 59 percent in 2001.

Offshore Oil and Gas Operations

	Three months ended June 30,				Six months ended June 30,			
	2002		2001		2002		2001	
	$million	$/boe	$million	$/boe	$million	$/boe	$million	$/boe
Gross oil and gas revenue	15	26.96	10	26.74	23	25.18	19	26.52
Government take	(5)	(9.13)	(2)	(6.37)	(5)	(5.74)	(5)	(6.91)
Net oil and gas revenue	10	17.83	8	20.37	18	19.44	14	19.61
Operating expense	(3)	(5.56)	(2)	(4.81)	(5)	(5.21)	(4)	(4.99)
Depreciation, depletion and amortization expense	(3)	(6.31)	(4)	(10.80)	(7)	(7.85)	(7)	(10.10)
Income tax expense								
Current	(4)	(5.76)	(1)	(1.30)	(6)	(5.70)	(1)	(1.04)
Future	2	4.08	0	(0.21)	2	2.03	(1)	(1.18)
Earnings	2	4.28	1	3.25	2	2.71	1	2.30
Add back non-cash items	1	3.87	4	11.01	5	5.82	8	11.28
Cash generated from operations	3	8.15	5	14.26	7	8.53	9	13.58
Gross volumes produced (mboe/d)								
Natural gas	3.3		1.5		2.5		0.8	
Liquids	3.0		3.3		3.1		3.6	
	6.3		4.8		5.6		4.4	
Inventory build up (mboe/d)	-		(0.7)		(0.5)		(0.5)	
Gross volumes sold (mboe/d)	6.3		4.1		5.1		3.9	

Gross oil and gas revenue for the first six months of 2002 was $23 million compared to $19 million in the same period of 2001. The prices for gas under contracts are not tied to oil price as in other segments of operation. The $4 million increase was due to the combination of a 31 percent increase in sales volumes offset by a five percent reduction in realized oil prices. Gross revenue in the second quarter of 2002 was $5 million above that recorded in the second quarter of 2001 due to increases in both sales volume (54 percent) and realized prices (one percent).

Sales volumes on a barrel of oil equivalent basis were 5,100 boe/d for the first half of 2002 compared to 3,900 boe/d in 2001. In the second quarter 2002, sales volumes averaged 6,300 boe/d against the comparative sales in second quarter 2001 of 4,100 boe/d. These variances reflect the following:

- gas sales of 20 mmcf/d (3,300 boe/d) for the second quarter of 2002 compared to 9 mmcf/d (1,500 boe/d) for the second quarter of 2001 reflecting additional volumes in 2002 resulting from Gulf's ability to provide substitution gas for a participant in the West Natuna gas project. The first half gas sales volumes of 15 mmcf/d (2,500 boe/d) in 2002 as compared to 5 mmcf/d (800 boe/d) reflect both the substitution gas volumes in 2002 and the fact that the project start-up was March, 2001.
- crude oil and condensate production of 3,000 b/d and 3,100 b/d for the second quarter and first half of 2002, respectively, compared to 3,300 b/d and 3,600 b/d for the corresponding periods in 2001, reflecting the impact of natural reservoir declines in mature oil fields partially offset by condensate recovered from the gas produced for the West Natuna Gas Project.

- an inventory build up of 500 b/d in the first half of 2002 compared to an inventory build up of a similar amount in the equivalent period in 2001, reflecting the timing of liftings from the floating, production, storage and offloading vessel. The inventory build up in 2002 occurred in the first quarter with no movement in the second quarter.

Government take averaged approximately 21 percent of gross revenue during the first half of 2002, a decrease in government take rates for 2001 of 26 percent. In the second quarter of 2002, government take averaged approximately 33 percent compared to 20 percent for 2001. These movements are largely related to the timing and recognition of cost pools at the end of the first quarter of 2002.

Operating expense for the first six months of 2002 was $5.21 per boe compared to $4.99 per boe in 2001. Second quarter cost was $5.56 per boe compared to $4.81 in the comparable period in 2001. The per boe increase reflects some reallocation of prior year costs.

Depreciation, depletion and amortization was $7 million or $7.85 per boe for the first six months of 2002 compared to $7 million or $10.10 per boe in 2001. Second quarter depreciation, depletion and amortization was $6.31 per boe for 2002 compared to $10.80 per boe in 2001. The lower average rates for the first half and second quarter 2002 reflects additional reserves plus a reassessment of future development costs.

Income tax expense (current and future) in the first half of 2002 was $4 million compared to $2 million for 2001, or approximately 67 percent of pre-tax earnings in both 2002 and 2001.

Exploration

Exploration expense for the first half of 2002 was $8 million compared to $12 million for the same period in 2001. In the first half of 2002, no exploration wells were drilled while the drilling in the first half of 2001 resulted in three unsuccessful wells, all in the first quarter. The cost increase in the second quarter of 2002 was mainly due to the 2D seismic acquisition in the Sakakemang Block and seismic data purchases in the new venture areas.

NET CASH FLOW AND FINANCIAL POSITION

	June 30, 2002	December 31, 2001
Cash and short-term investments	$ 110	$ 91
Cash restricted in use	1	1
Net cash position	$ 111	$ 92

During the first half of 2002, the company's unrestricted net cash position increased by $19 million to $110 million. Capital and exploration expenditures of $41 million were offset by $59 million of cash generated from operations and a $1 million decrease in non-cash working capital.

The company expects to be able to fund its currently planned exploration and development programs with internally generated cash and existing cash balances. The Company is actively evaluating business opportunities outside of its current asset portfolio. Funding for these opportunities could be provided by the company's existing cash balances and the undrawn $65 million credit facility from Conoco Canada.

RISKS AND UNCERTAINTIES

Indonesian Economic and Political Risk

Substantially all of the company's assets, with the exception of cash and short-term investments, are located in Indonesia.

Historically, the Indonesian Government has exercised and continues to exercise significant influence over many aspects of the Indonesian economy, including the oil and gas industry. There have however, been a number of instances of unrest in various parts of the country, largely a result of recent reform processes.

During the first six months of 2002, the company did not, nor has it historically, experienced problems from either civil unrest or disputes with the Indonesian Government. The company attempts to mitigate its risk through building strong relationships with employees, local communities and government in the areas in which it operates.

However, it is unclear at the present time what impact, if any, Indonesia's current economic and political environment will have on the company's financial position, result of operations or potential for further growth in the future.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Unaudited)

(millions of United States dollars)	Three months ended June 30 **2002**	Three months ended June 30 2001	Six months ended June 30 **2002**	Six months ended June 30 2001
EARNINGS				
Revenues				
Gross oil and gas revenue	**$ 82**	$ 86	**$ 143**	$ 166
Government take	**16**	15	**25**	31
Net oil and gas revenue	**66**	71	**118**	135
Other	**1**	1	**1**	2
	67	72	**119**	137
Expenses				
Operating	**10**	8	**17**	15
Exploration	**5**	1	**8**	12
General and administration (See footnote)	**5**	3	**7**	4
Depreciation, depletion and amortization	**13**	15	**26**	29
Finance charges, net	**1**	2	**1**	4
	34	29	**59**	64
Earnings before tax	**33**	43	**60**	73
Income tax expense	**23**	25	**40**	46
Earnings for the period	**$ 10**	$ 18	**$ 20**	$ 27
RETAINED EARNINGS				
Balance, beginning of period	**$ 123**	$ 90	**$ 113**	$ 81
Earnings for the period	**10**	18	**20**	27
Balance, end of period	**$ 133**	$ 108	**$ 133**	$ 108
PER SHARE INFORMATION *(dollars per share)*				
Cash generated from operations	**$ 0.30**	$ 0.44	**$ 0.67**	$ 0.86
Earnings	**$ 0.12**	$ 0.21	**$ 0.23**	$ 0.31
Average common shares outstanding (millions)	**88.0**	87.9	**88.0**	87.9

Footnote: Included in general and administrative expenses for both the three months ended and six months ended June 30 2002 are $2 million of expenses related to the offer by Conoco Canada Resources Limited to purchase for cash, all the outstanding common shares of Gulf Indonesia Resources Limited not presently owned by Conoco Canada Resources Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended June 30		Six months ended June 30	
(millions of United States dollars)	**2002**	2001	**2002**	2001
OPERATING ACTIVITIES				
Earnings for the period	**$ 10**	$ 18	**$ 20**	$ 27
Non-cash items included in earnings:				
Depreciation, depletion and amortization	**13**	15	**26**	29
Exploration expense	**5**	1	**8**	12
Future income taxes	**(1)**	4	**5**	6
Other	**-**	-	**-**	1
Cash generated from operations	**27**	38	**59**	75
Changes in non-cash working capital	**24**	(11)	**24**	(16)
	51	27	**83**	59
INVESTING ACTIVITIES				
Capital expenditures and exploration expenses	**(20)**	(23)	**(41)**	(49)
Decrease (increase) in cash restricted in use	**-**	11	**-**	47
Changes in non-cash working capital	**(13)**	1	**(23)**	(19)
	(33)	(11)	**(64)**	(21)
FINANCING ACTIVITIES				
Long-term debt repayments	**-**	(11)	**-**	(26)
	-	(11)	**-**	(26)
Increase (decrease) in cash	**18**	5	**19**	12
Cash and short-term investments, beginning of period	**92**	114	**91**	107
Cash and short-term investments, end of period	**$ 110**	$ 119	**$ 110**	$ 119

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of United States dollars)	**June 30, 2002** (Unaudited)	December 31, 2001
ASSETS		
Current		
Cash and short-term investments	**$ 110**	$ 91
Cash restricted in use	**1**	1
Accounts receivable	**56**	39
Inventory and other current assets	**39**	39
	206	170
Property, plant and equipment	**785**	778
	$ 991	$ 948
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	**$ 42**	$ 58
Accounts payable - parent / affiliates	**11**	10
Other current liabilities	**46**	13
	99	81
Future income taxes	**260**	255
	359	336
Shareholders' equity		
Share capital *(Note 2)*	**499**	499
Retained earnings	**133**	113
	632	612
	$ 991	$ 948

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts expressed in millions of United States dollars, except where otherwise noted)
(Unaudited)

1. Basis of presentation

The interim consolidated financial statements of the company include the accounts of all subsidiary companies, have been prepared by management in accordance with accounting principles generally accepted in Canada and conform in all material respects with International Accounting Standards.

These interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2001. These statements should be read in conjunction with the consolidated financial statements and the notes thereto in the company's annual report for the year ended December 31, 2001.

2. Share capital

Authorized:
Common shares - voting, unlimited number with a par value of U.S.$0.01.

Preferred shares - unlimited number. These preference shares rank in priority to the common shares and may be issued from time to time in series, and with the price, rights, preference, privileges and restrictions, including voting and conversion rights, to be fixed by the directors prior to their issue.

Issued and outstanding:	**Number**	**Amount**
Common shares:		
At December 31, 2001	87,927,852	$ 499
Issued pursuant to exercise of stock options	2,000	-
At March 31, 2002	87,929,852	$ 499
Issued pursuant to exercise of stock options	89,403	$ -
At June 30, 2002	88,019,255	$ 499

The company has a fixed option plan. Pursuant to the terms of the Gulf Indonesia Resources Limited 1997 Stock Option and Incentive Plan, the company may grant options to its employees at any time prior to December 31, 2007. Options outstanding are granted at prices determined at the time the option is granted, provided that the exercise price is not less than the fair market value of the common shares on the date of grant, and have a maximum term of 10 years. Pursuant to a Support Agreement dated 7 June, 2002 among Gulf Indonesia, Conoco Canada and Conoco Inc., Gulf Indonesia's Board of Directors has taken action to accellerate the vesting and exercise of employee stock options conditioned upon the successful completion of the Conoco Canada tender offer, with the effect that all such stock options which have not been exercised will be cancelled after the expiration of the tender offer. A summary of the status of the company's stock options as at June 30, 2002 is presented below:

2. Share capital, continued

	Number	Weighted Average Exercise Price
Outstanding, at December 31, 2001	5,238,363	$ 15.42
Forfeited	(17,665)	18.83
Exercised	(2,000)	8.10
Outstanding, at March 31, 2002	5,218,698	$ 15.41
Granted	101,800	11.25
Forfeited	(137,821)	10.86
Exercised	(89,403)	9.78
Outstanding, at June 30, 2002	5,093,274	$ 15.41
Options exerciseable:		
At June 30, 2002	4,420,810	$ 16.38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts expressed in millions of United States dollars, except where otherwise noted)
(Unaudited)

3. Segment Information

	Onshore - Gas		Onshore - Oil		Offshore - Oil & Gas	
	Three months ended June 30,		Three months ended June 30,		Three months ended June 30,	
	2002	2001	**2002**	2001	**2002**	2001
Revenues						
Gross oil and gas revenue	**$ 40**	$ 45	**$ 27**	$ 31	**$ 15**	$ 10
Government take	**2**	3	**9**	10	**5**	2
Net oil and gas revenue	**38**	42	**18**	21	**10**	8
Other	**-**	-	**-**	-	**-**	-
	38	42	**18**	21	**10**	8
Expenses						
Operating	**2**	2	**5**	4	**3**	2
Exploration	**-**	-	**-**	-	**-**	-
General and administrative	**-**	-	**-**	-	**-**	-
Depreciation, depletion and amortization	**5**	5	**5**	6	**3**	4
Finance charges, net	**1**	2	**-**	-	**-**	-
	8	9	**10**	10	**6**	6
Earnings (loss) before tax	**30**	33	**8**	11	**4**	2
Income tax expense (recovery)						
Current	**16**	16	**4**	4	**4**	1
Future	**2**	3	**1**	3	**(2)**	-
	18	19	**5**	7	**2**	1
Earnings (loss) for the period	**$ 12**	$ 14	**$ 3**	$ 4	**$ 2**	$ 1
Cash generation	**$ 19**	$ 22	**$ 9**	$ 13	**$ 3**	$ 5
Capital expenditures and exploration expenses	**$ 10**	$ 5	**$ 2**	$ 6	**$ 1**	$ -

	Exploration		Corporate		Total	
	Three months ended June 30,		Three months ended June 30,		Three months ended June 30,	
	2002	2001	**2002**	2001	**2002**	2001
Revenues						
Gross oil and gas revenue	**$ -**	$ -	**$ -**	$ -	**$ 82**	$ 86
Government take	**-**	-	**-**	-	**16**	15
Net oil and gas revenue	**-**	-	**-**	-	**66**	71
Other	**-**	-	**1**	1	**1**	1
	-	-	**1**	1	**67**	72
Expenses						
Operating	**-**	-	**-**	-	**10**	8
Exploration	**5**	1	**-**	-	**5**	1
General and administrative	**-**	-	**5**	3	**5**	3
Depreciation, depletion and amortization	**-**	-	**-**	-	**13**	15
Finance charges, net	**-**	-	**-**	-	**1**	2
	5	1	**5**	3	**34**	29
Earnings (loss) before tax	**(5)**	(1)	**(4)**	(2)	**33**	43
Income tax expense (recovery)						
Current	**-**	-	**-**	-	**24**	21
Future	**(1)**	-	**(1)**	(2)	**(1)**	4
	(1)	-	**(1)**	(2)	**23**	25
Earnings (loss) for the period	**$ (4)**	$ (1)	**$ (3)**	$ -	**$ 10**	$ 18
Cash generation	**$ -**	$ -	**$ (4)**	$ (2)	**$ 27**	$ 38
Capital expenditures and exploration expenses	**$ 7**	$ 12	**$ -**	$ -	**$ 20**	$ 23

Gulf Indonesia has four reportable segments: onshore gas operations, onshore oil operations, offshore oil and gas operations, and exploration. The operations segments are involved in the production and development of crude oil and natural gas in Indonesia. The onshore operations are focused on the island of Sumatra while the offshore operations are located in the west Natuna Sea. The exploration segment *is involved in the exploration for crude oil and natural gas in Indonesia. Gulf Indonesia's reportable segments are strategic business units that* are managed separately as each has different operational requirements and focuses. Due to the nature of the operations, there are no intersegment sales and transfers.

The corporate segment is comprised principally of the impact of interest income from unrestricted cash on hand, miscellaneous other revenue, crude oil hedging, and general corporate expenditures.

(amounts expressed in millions of United States dollars, except where otherwise noted)

3. Segment Information, continued

	Onshore - Gas		Onshore - Oil		Offshore - Oil & Gas	
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001	2002	2001
Revenues						
Gross oil and gas revenue	$ 72	$ 85	$ 48	$ 62	$ 23	$ 19
Government take	4	5	16	21	5	5
Net oil and gas revenue	68	80	32	41	18	14
Other	-	-	-	-	-	-
	68	80	32	41	18	14
Expenses						
Operating	4	3	8	8	5	4
Exploration	-	-	-	-	-	-
General and administrative	-	-	-	-	-	-
Depreciation, depletion and amortization	10	11	9	11	7	7
Finance charges, net	1	4	-	-	-	-
	15	18	17	19	12	11
Earnings (loss) before tax	53	62	15	22	6	3
Income tax expense (recovery)						
Current	23	31	6	8	6	1
Future	8	4	2	5	(2)	1
	31	35	8	13	4	2
Earnings (loss) for the period	$ 22	$ 27	$ 7	$ 9	$ 2	$ 1
Cash generation	$ 40	$ 43	$ 18	$ 25	$ 7	$ 9
Capital expenditures and exploration expenses	$ 22	$ 10	$ 3	$ 10	$ 3	$ 3

	Exploration		Corporate		Total	
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001	2002	2001
Revenues						
Gross oil and gas revenue	$ -	$ -	$ -	$ -	$ 143	$ 166
Government take	-	-	-	-	25	31
Net oil and gas revenue	-	-	-	-	118	135
Other	-	-	1	2	1	2
	-	-	1	2	119	137
Expenses						
Operating	-	-	-	-	17	15
Exploration	8	12	-	-	8	12
General and administrative	-	-	7	4	7	4
Depreciation, depletion and amortization	-	-	-	-	26	29
Finance charges, net	-	-	-	-	1	4
	8	12	7	4	59	64
Earnings (loss) before tax	(8)	(12)	(6)	(2)	60	73
Income tax expense (recovery)						
Current	-	-	-	-	35	40
Future	(1)	(1)	(2)	(3)	5	6
	(1)	(1)	(2)	(3)	40	46
Earnings (loss) for the period	$ (7)	$ (11)	$ (4)	$ 1	$ 20	$ 27
Cash generation	$ -	$ -	$ (6)	$ (2)	$ 59	$ 75
Capital expenditures and exploration expenses	$ 13	$ 26	$ -	$ -	$ 41	$ 49

Gulf Indonesia has four reportable segments: onshore gas operations, onshore oil operations, offshore oil and gas operations, and exploration. The operations segments are involved in the production and development of crude oil and natural gas in Indonesia. The onshore operations are focused on the island of Sumatra while the offshore operations are located in the west Natuna Sea. The exploration segment is involved in the exploration for crude oil and natural gas in Indonesia. Gulf Indonesia's reportable segments are strategic business units that are managed separately as each has different operational requirements and focuses. Due to the nature of the operations, there are no intersegment sales and transfers.

The corporate segment is comprised principally of the impact of interest income from unrestricted cash on hand, miscellaneous other revenue, crude oil hedging, and general corporate expenditures.

SUPPLEMENTARY INFORMATION

(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
VOLUMES SOLD *(gross/net)* [1]				
Onshore natural gas *(millions of cubic feet per day)*	**132 / 127**	134 / 128	**142 / 137**	139 / 133
Barrels of oil equivalent *(thousands of boe per day)* [2]	**22.0 / 21.2**	22.3 / 21.3	**23.7 / 22.8**	23.2 / 22.2
Onshore crude oil and condensate *(thousands of barrels per day)*	**11.8 / 8.2**	12.9 / 9.0	**12.0 / 8.3**	13.4 / 9.2
Offshore oil and gas				
Natural gas *(millions of cubic feet per day)*	**20 / 20**	9 / 9	**15 / 15**	5 / 5
Barrels of oil equivalent *(thousands of boe per day)* [2]	**3.3 / 3.3**	1.5 / 1.5	**2.5 / 2.5**	0.8 / 0.8
Crude oil and condensate *(thousands of barrels per day)*	**3.0 / 0.5**	2.6 / 1.8	**2.6 / 1.4**	3.1 / 2.1
Barrels of oil equivalent *(thousands of boe per day)* [2]	**6.3 / 3.8**	4.1 / 3.3	**5.1 / 3.9**	3.9 / 2.9
Total volumes sold *(thousands of boe per day)* [2]	**40.1 / 33.2**	39.3 / 33.6	**40.8 / 35.0**	40.5 / 34.3

[1] "Gross" sales reflect the Company's interest prior to deduction of government take; "net" sales are after deduction of government take.
[2] Natural gas converted at 6:1

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
GROSS AVERAGE PRICES				
Onshore natural gas *(dollars per thousands of cubic feet)*	**3.33**	3.64	**2.78**	3.37
Oil equivalent *(dollars per barrel of oil equivalent)*	**19.98**	21.85	**16.74**	20.23
Onshore crude oil and condensate *(dollars per barrel)*	**24.40**	27.04	**21.93**	25.69
Offshore oil and gas				
Natural gas *(dollars per thousands of cubic feet)*	**4.81**	4.35	**4.50**	4.34
Crude oil and condensate *(dollars per barrel)*	**23.86**	27.09	**22.40**	26.63
Oil equivalent *(dollars per barrel of oil equivalent)*	**26.96**	26.74	**25.18**	26.52
Combined *(dollars per barrel of oil equivalent)*				
Average	**22.38**	24.05	**19.30**	22.64
OIL AND GAS REVENUE *(millions of dollars)*				
Onshore natural gas	**$ 40**	$ 45	**$ 72**	$ 85
Onshore crude oil and condensate	**27**	31	**48**	62
Offshore				
Natural gas	**9**	4	**12**	4
Crude oil and condensate	**6**	6	**11**	15
Gross oil and gas revenue	**82**	86	**143**	166
Government take				
Onshore natural gas	**(2)**	(3)	**(4)**	(5)
Onshore crude oil and condensate	**(9)**	(10)	**(16)**	(21)
Offshore				
Natural gas	**-**	-	**-**	-
Crude oil and condensate	**(5)**	(2)	**(5)**	(5)
Net oil and gas revenue	**$ 66**	$ 71	**$ 118**	$ 135